October 19, 2007

VIA EDGAR AND FEDERAL EXPRESS

Paul Fischer
Staff Attorney
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

  Re:
  The Ensign Group, Inc.
  Registration Statement on Form S-1
  File No. 333-142897

Dear Mr. Fischer:

        We are in receipt of comments of the Staff of the Securities and Exchange Commission (the "Commission") set forth in the Staff's letter dated October 16, 2007 (the "SEC Comment Letter") regarding Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-142897) filed by The Ensign Group, Inc. (the "Registration Statement"). Concurrently herewith, The Ensign Group, Inc. (the "Company" or "Ensign") is filing with the Commission Amendment No. 4 ("Amendment No. 4") to the Registration Statement. The changes made in Amendment No. 4 are principally to respond to the Staff's comments as set forth in the SEC Comment Letter, as well as to update other information since the Company's previous filing. We are also sending three copies of Amendment No. 4 to your attention under separate cover that are marked to show the changes from Amendment No. 3.

        The numbered responses set forth below contain each of the Staff's comments in total, set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of Amendment No. 4.

We are conducting an internal investigation into the billing and reimbursement processes of some of our operating subsidiaries, which could adversely affect our operations and financial condition, page 26

        1.     The introductory clause to the revised risk factor appears to be mitigating language in relation to the disclosure that follows. Please revise to delete it, or advise us why you believe it may appropriately be retained.

        Response:    The Company has deleted the first two sentences of this risk factor in accordance with the Staff's comments. Please see the revisions on page 26 of Amendment No. 4.

Use of Proceeds, page 47

        2.     Please revise to quantify the portion of the net proceeds you potentially may use if you are unable to amend and increase the Revolver. Indicate whether use of proceeds for this purpose would impact any of the other specified uses of proceeds of your offering.

        Response:    The Company has revised the disclosure on pages 47, 77, 83 and 139 of Amendment No. 4 to clarify that, as of September 30, 2007, the Company had no amount outstanding under the Revolver. In addition, the Company has revised the disclosure in the Use of Proceeds section to disclose that if the Company does not amend the Revolver, it will use approximately $8.4 million of the net proceeds from the offering to collateralize outstanding letters of credit currently secured by the available borrowing capacity of the Revolver. Please see the revisions on page 47 of Amendment No. 4. If the Revolver is amended, the Company may use funds available under the Revolver to finance future facility acquisitions and for working capital. As of October 18, 2007, the Company had no amount outstanding under the Revolver and no specific uses planned for funds available under the Revolver.

        The Company respectfully submits that because the net proceeds from its offering are estimated to be approximately $68.0 million and the specified uses of proceeds from its offering are approximately

$31.6 million, the specified uses of proceeds from its offering will not be impacted if the Company is unable to amend the Revolver.

        Any comments or questions regarding the foregoing should be directed to the undersigned at (949) 540-1245. While we believe we have addressed all of the Staff's comments, please be advised that we are planning to print preliminary prospectuses on Monday, October 22, 2007. As such, we would really appreciate your prompt review of these final revisions as soon as possible. Thank you very much for your assistance with this matter.

Sincerely,
The Ensign Group, Inc.

By:	/s/ GREGORY K. STAPLEY
Name:	Gregory K. Stapley
Title:	Vice President and General Counsel